

**UNITED STATES**
**SECURITIES AND EXCHANGE**
**COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2011

Mr. Ying He
Chief Executive Officer
Deer Consumer Products, Inc.
Are 2, First Floor Building M-6
Central High-Tech Industrial Park
Nanshan, Shenzhen
China 518057

**Re:    Deer Consumer Products, Inc.**
**Annual Report on Form 10-K for the fiscal year ended December 31, 2010**
**Filed March 10, 2011, File No. 1-34407**
**Supplemental Response provided on July 12, 2011**

Dear Mr. He:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year ended December 31, 2011

Industry Overview, page 2

1.    We note your response to comment four from our letter dated June 7, 2011, but do not see where the cites you have provided as translations of the CCID Consulting Report support the statistics provided on page 2 under "Industry Overview." Please advise or revise.

Sales and Marketing, page 3

2.      We note your response to comments five and eight from our letter dated June 7, 2011. Please address whether you took additional steps with regard to sales and marketing efforts beyond those included in your proposed response that resulted in your sales increasing through traditional channels from $11,450,788 in 2009 to $58,734,807 in 2010, and through non-traditional channels from $2,928,336 in 2009 to $18,162,298 in 2010.

Intellectual Property, page 5

3.      We note your response to comment eleven from our letter dated June 7, 2011. Please revise your disclosure here, and at the risk factor "Winder may only have a perpetual, exclusive, worldwide and royalty-free license to use the patents and trademarks used in its business," to clarify that Winder has taken no steps to register the transfer, and as such, *has* the license only that you describe, as opposed to *may have*. Please further clarify, if true, that Winder has no intent to register the transfer. Further, within the body of your risk factor, you state that the license "may not be cancelled by the licensor…until such time as the ownership of such patents and trademarks are effectively transferred to Winder," which statement appears to conflict with the concluding sentence of the risk factor stating, "However, if any of the licensors unilaterally terminates or repudiates the supplemental agreements, our business may be adversely affected as Winder may have to litigate or arbitrate to retain such license rights." To the extent that Winder has no intent of pursuing transfer of the ownership of the patents and trademarks, please remove disclosure suggesting uncertainty in this regard. Finally, advise us why you believe that the supplemental agreement entered into between the company and the licensors would be subject to arbitration and/or litigation, given your statement that, "In the absence of such registration (with the State Intellectual Property Office of the PRC and the China Trademark Office), the transfer would be ineffective under PRC Law."

The acquisition by Deer International of Winder in 2008 may require further approval, page 13

4.      We note your response to comment 18 from our letter dated June 7, 2011. Please revise to more precisely identify and discuss the risks to the company's structure and operations if it is determined that MOFCOM approval for the April 1008 acquisition of Winder by Deer International was, in fact, required.

We operate in the PRC through our WFOE status initially approved by the local office of the PRC Ministry of Commerce, page 15

5.      We note your response to comment 23 from our letter dated June 7, 2011. Please revise to address with more specificity the impact upon your business in China should you lose your WFOE status for any reason.

Operating Expenses, page 23

6.      We note your response to comment 33 from our letter dated June 7, 2011, however your selling expenses broken down individually exceed the total increase for the year of $5.6 million. Please advise or revise.

Financial Statements

Revenue Recognition, page F-11

7.      We note your response to comment 41 of our letter dated June 7, 2011.   Please disclose how you account for commission payable to in-store promotional staff and advise us.  Also, please indicate how you report this item in your financial statements.

        Please revise your Form 10-K in response to these comments.  You may wish to provide us with marked copies of your revised filing to expedite our review.  Please furnish a cover letter with your amended Form 10-K that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised filing and responses to our comments.

You may contact Kenya Gumbs, Staff Accountant, at (202) 551-3376, or Robert Littlepage, Accountant Branch Chief at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters.  Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, with any other questions.

Sincerely,

/s/ Robert S. Littlepage for
Larry Spirgel
Assistant Director

cc:  Robert Newman, Esq.
     Via Facsimile